SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Patient Safety Technologies, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

70322H10 6
(CUSIP Number)

Cardinal Health, Inc. 7000 Cardinal Place Dublin, Ohio 43017 Tel. No.: (614) 757-5000 Attention: Stephen T. Falk
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 24, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70322H10 6
1)	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cardinal Health, Inc. 31-0958666
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions) OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 0

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14)	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer
This Amendment (the "Amendment") amends and supplements that certain Statement on Schedule 13D filed on November 30, 2009 (the "Schedule 13D") and is being filed by the undersigned (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") with respect to the shares of common stock, $0.0001 par value per share (the "Common Stock") of Patient Safety Technologies, Inc., a Delaware Corporation (the "Company" or the "Issuer") owned by the Reporting Person. The principal executive offices of the Company are located at 15440 Laguna Canyon Road, Suite 150, Irvine, California 92618. This Amendment supplements or amends the Schedule 13D as set forth herein.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
On March 24, 2014, the Company and Stryker Corporation ("Stryker") announced the completion of a merger of the Company with and into Stryker (the "Merger"). Pursuant to the Warrant Purchase Agreement, upon completion of the Merger, the Warrants were terminated. The Warrant allowing the Reporting Person to purchase 1,250,000 shares of Common Stock at $2.00 per share was converted into shares of Common Stock, which were immediately thereafter converted into the right to receive $2.22 per share in cash. The Warrant entitling the Reporting Person to purchase 625,000 shares of Common Stock for $4.00 per share was canceled. The Reporting Person is no longer a beneficial owner of any shares of Common Stock as a result of the completion of the Merger.
Item 5. Interest in the Securities of the Company
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b) As a result of the disposition in the Merger of all of the shares of Common Stock held by the Reporting Person, the Reporting Person does not have, and the Reporting Person may not be deemed to have, beneficial or other ownership of any shares of Common Stock in the Company.
(c) Other than the transactions described in this Amendment, during the last 60 days, the Reporting Person has not effected any transactions involving the Common Stock.
(d) Not applicable.
(e) The Reporting Person ceased to beneficially own more than five percent of the Common Stock on March 24, 2014.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated entirely as follows:
As a result of the effectiveness of the Merger, the Warrant Purchase Agreement and the Registration Rights Agreement between the Reporting Person and the Company, each dated November 19, 2009, have been terminated by their express terms.
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2014
Date

CARDINAL HEALTH, INC.

By:	/s/ Stephen T. Falk
Name:	Stephen T. Falk
Title:	Executive Vice President, General Counsel and Corporate Secretary

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